Exhibit 99.1

TSX: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

Minera Andes Announces that Inferred Resources More than Double at the San José Mine, Argentina

TORONTO, ONTARIO – November 22, 2010 – Minera Andes Inc. (TSX: MAI and US OTC: MNEAF) is pleased to announce the results of an updated independent mineral resource estimate as at September 30, 2010 at the San José mine in Santa Cruz province, southern Argentina.  The contained silver in the Inferred Mineral Resources increased by 133% and the contained gold increased by 122% compared to the December 31, 2009 estimate as reported by the Corporation in its March 31, 2010 Annual Information Form.  The increase is primarily due to the discovery of nine new veins as well as important extensions of previously known veins, as reported by the Corporation on October 7, 2010. An updated resource/reserve technical report on the San José mine will be filed on SEDAR in the near future.

The San José mine is operated by Minera Santa Cruz SA, a joint venture owned 51% by Hochschild Mining Argentina, a wholly owned subsidiary of Hochschild Mining plc, and 49% by Minera Andes S.A., a wholly owned subsidiary of the Corporation.

Rob McEwen, Chairman and CEO of Minera Andes, said:

“The big increase in the inferred silver and gold resources is terrific! It is the direct result of skilled geologists having a significantly higher exploration budget for a most prospective property. Our exploration goal is to meet and exceed the exploration success of Andean Resources’ neigbouring Cerro Negro property.”

Mineral Resources
At September 30, 2010, total Measured and Indicated Mineral Resources at the San José Mine were 651,000 ounces of gold and 44.2 million ounces of silver, contained in 3.0 million tonnes grading 6.81 grams/tonne (g/t) gold and 462 g/t silver, or 83.3 million ounces of silver equivalent.  An additional 712,000 ounces of gold and 46.4 million ounces of silver, contained in 4.6 million tonnes, grading 4.87 g/t gold and 317 g/t silver, or 89.2 million ounces of silver equivalent, are classified as Inferred Resources.  The mineral resources remain open along strike and at depth in some areas.

Mineral Resources* - Contained Gold and Silver Metals
Classification	Measured & Indicated		Inferred
	Ag Oz (000’s)	Au Oz (000’s)	Ag Oz (000’s)	Au Oz (000’s)
Total September 30, 2010	44,168	651	46,427	712
Total December 31, 2009	40,773	628	19,953	320
Percentage Change	8%	4%	133%	122%

Minera Andes Inc.
News Release 10-18 Page 1

*Contains 100 percent of the resources. Minera Andes’ attributable share of the resources and reserves is 49%. Mineral Resources are inclusive of mineral reserves. Items may not total due to rounding.  The cut-off for the resource estimate was 148 g/t AgEq (Minera Andes uses an equivalency factor of 1 gram Au is equivalent to 60 grams AgEq).

The September 30, 2010 resource estimate is an interim updated estimate, and a comprehensive updated resource and reserve estimate will be prepared for the year ending December 31, 2010 and released near the end of the first quarter of 2011.  Details of the September 30, 2010 resources by vein are provided in Exhibit 1.

The September 30, 2010 resource estimate is net of 2010 mine production through September 2010, which was 323,398 tonnes at 6.68 g/t gold and 416 g/t silver.  The new resources are a direct result of an increased emphasis on exploration at San José.  Through the end of the third quarter of 2010, $5 million had been spent on exploration, and exploration for the fourth quarter is expected to be approximately $1.5 million.

This news release is submitted by James K. Duff, Chief Operating Officer of Minera Andes Inc.

About Minera Andes Minera Andes is an exploration company exploring for gold, silver and copper in Argentina with three significant assets: A 49% interest in Minera Santa Cruz SA, owner of the San José Mine in close proximity to Andean Resources’ Cerro Negro project; 100% ownership of the Los Azules copper deposit with an inferred mineral resource of 10.3 billion pounds of copper and an indicated resource of 2.2 billion pounds of copper; and, 100% ownership of a portfolio of exploration properties bordering Andean’s Cerro Negro project in Santa Cruz Province. The Corporation had $10 million USD in cash as at September 30, 2010 with no bank debt.  Rob McEwen, Chairman and CEO, owns 33% of the company.

About Hochschild Mining plc Hochschild Mining plc is a leading precious metals company listed on the London Stock Exchange (HOCM.L / HOC LN) with a primary focus on the exploration, mining, processing and sale of silver and gold. Hochschild has over forty years of experience in the mining of precious metal epithermal vein deposits and currently operates four underground epithermal vein mines, three located in southern Peru, one in southern Argentina and one open pit mine in northern Mexico. Hochschild also has numerous long-term prospects throughout the Americas.

For further information, please contact: Jim Duff or visit our Web site: www.minandes.com.

Minera Andes Inc.
News Release 10-18 Page 2

Jim Duff Chief Operating Officer 99 George St. 3rd Floor, Toronto, Ontario, Canada. M5A 2N4 Toll-Free: 1-866-441-0690 Tel:647-258-0395 Fax: 647-258-0408 E-mail: info@minandes.com

Technical Information
The contents of this press release have been reviewed and approved by Eugene Puritch, P.Eng., President of P&E Mining Consultants Inc. (“P&E”), a Qualified Person under NI 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”). P&E are independent consultants to the Corporation.

The December 31, 2009 resource estimates were audited by P&E to confirm compliance with NI 43-101 and Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council December 11, 2005. (“CIM”), and, that the employed methodologies have generated reliable estimates of tonnage and grade for the mineral assets stated in the Corporation’s AIF dated March 30, 2010.  The audit was completed by James L. Pearson P.Eng., Alfred Hayden P.Eng. and Fred H. Brown CPG under the direction of P&E’s President Eugene Puritch, P.Eng, each of whom are considered to be independent Qualified Persons under the NI 43-101.

The September 30, 2010 resource models were developed using industry-accepted methods by P&E.  The resource estimate is based on drill hole data provided by our joint venture partner Hochschild Mining Plc and by MSC, the joint venture operating company as reported by the Corporation on October 7, 2010.  All samples were collected in accordance with industry standards.  All drill core samples were submitted to Alex Stewart Argentina S.A laboratory in Mendoza, Argentina for fire assay and ICP analysis.  Accuracy of results is tested through the systematic inclusion of standards, blanks and check assays.
P&E constructed a wire frame block model to estimate the resource.  P&E estimated ‘existing’ vein resources as of September 30, 2010 based on December 31, 2009 resources, depleted by January 1st to September 30th, 2010 mine production.  ‘New’ Inferred Resources, (added during the period December 31, 2009 to September 30, 2010), were estimated by P&E using a gold price of US$925 per ounce (oz) and silver price of US$15 per oz for all mineral resources.  P&E validated the model estimates and found them to reasonably estimate grade and tonnage.  The mineral resource estimates are compliant with CIM Definition Standards for Mineral Resources and Mineral Reserves as incorporated by reference in NI 43–101.  The independent Qualified Persons as defined by NI 43-101 for the purposes of the September 30, 2010 resource estimate disclosure are James L. Pearson, P.Eng., Eugene Puritch, P.Eng., David Burga, P.Geo and Fred H. Brown, CPG all of P&E and each a Qualified Person under NI 43-101.

The following summarizes the key assumptions, parameters and methods used in the mineral resource estimate:
•	A marginal cutoff grade of 148 g/t of silver equivalent, representing the variable operating cost of $53.87/t was used to estimate the mineral resources.
•	Drill hole assay values and channel samples were combined for mineral resource estimation.
•	Bulk density value used for the resource estimate was 2.60 tonnes per cubic meter (t/m3) for all veins.
•	Assays values manually identified as potentially economic were composited to length-weighted values.
•
Prior to block estimation, gold composite samples were cut to 150 g/t at Huevos Verdes Sur,70 g/t at Frea and 40 g/t at Kospi. Silver assays were cut to 10,000 g/t at Huevos Verdes Sur, 4,200 g/t at Frea, and 4,400 g/t at Kospi.  The capping values of the ‘New’ veins are summarized in the table below.

Vein	Ag	Au
Antonella	520	30
Dos Lauras	1000	5
Extension Ayelén	600	5
Hera	500	6
Mara	400	4
Marta	800	8
Micaela	1400	30
Pacha	400	6
Shala	400	4
Sofia	1500	10

Minera Andes Inc.
News Release 10-18 Page 3

•
Grade estimation was undertaken with oriented search ellipsoids and Ordinary Kriging where sufficient resolution was available for variography, or by Inverse Distance Cubed (1/d3) weighting of composite values in areas of lower resolution.

•
The San José mineral ‘existing’ vein and ‘new’ vein resource estimates are based on 754 and 77 drill holes, respectively, and 10,744 channel samples.  Channel samples were taken from drift backs in the Huevos Verdes Sur, Huevos Verdes Norte, Odin, Frea, and Kospi vein systems.

•	Mineral resource estimation was confined to areas considered to have a reasonable degree of geological confidence.

Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.  The quantity and grade of reported inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category. The mineral resources in this press release were estimated using CIM Standards.

Caution Concerning Forward-Looking Statements:
This press release contains certain forward-looking statements and information. The forward-looking statements and information express, as at the date of this press release, the Corporation's plans, estimates, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Corporation’s management, are inherently subject to significant business, economic and competitive uncertainties and contingencies and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, the state of the capital markets, environmental risks and hazards, uncertainty as to calculation of mineral resources and reserves and other risks

Readers should not place undue reliance on forward-looking statements or information. The Corporation undertakes no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date hereof except as may be required by law. See the Corporation's annual information form for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information. All forward-looking statements and information made in this news release are qualified by this cautionary statement.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.

Minera Andes Inc.
News Release 10-18 Page 4

Exhibit 1 - Resources by Vein
Mineral Resources at 148 g/t AgEq Cut-Off*
Vein	Measured			Indicated			Measured & Indicated			Inferred
	Tonnes	Ag	Au	Tonnes	Ag	Au	Tonnes	Ag	Au	Tonnes	Ag	Au
	(000's)	(g/t)	(g/t)	(000's)	(g/t)	(g/t)	(000's)	(g/t)	(g/t)	(000's)	(g/t)	(g/t)
Existing Veins
Ayelen				140.0	383	4.55	140.0	383	4.55	408.1	344	3.78
Frea	169.8	395	10.87	110.1	248	11.04	279.9	338	10.94	168.7	144	8.79
HVS	75.2	631	13.08	30.7	468	8.44	105.9	584	11.74	29.4	450	8.10
Sigmoide HVS	4.2	538	9.69	1.4	384	8.61	5.6	499	9.42
HVC	35.7	595	6.35	22.3	502	5.97	58.0	559	6.21	27.2	690	7.59
HVN	50.5	508	5.87	66.2	630	6.80	116.7	577	6.40	56.3	338	3.96
Kospy	106.7	820	8.67	391.3	755	9.46	498.0	769	9.30	171.7	585	7.62
Odin	2.4	949	12.19	347.2	335	5.03	349.6	339	5.08	451.1	227	4.42
RHVS	9.8	288	3.72	33.6	342	4.52	43.4	330	4.34	24.9	407	3.16
RFrea	17.7	697	7.88	49.2	526	6.95	66.9	571	7.19	103.7	325	5.39
R483	29.4	227	3.13	58.0	253	2.53	87.4	244	2.73	1.9	199	0.84
R480E	18.5	476	3.82	31.8	421	3.46	50.3	441	3.59	1.0	677	2.91
RKospy	8.8	95	5.51	59.6	174	5.09	68.4	164	5.14	75.2	237	4.62
RHVN	0.4	82	3.25	62.8	649	9.29	63.2	645	9.25	12.3	517	7.58
RHVN A				2.5	176	2.08	2.5	176	2.08	42.0	145	1.73
RHVN B				1.5	460	2.64	1.5	460	2.64	11.1	348	2.09
RHVN C	4.2	371	3.92	71.6	314	4.21	75.8	317	4.20	16.6	369	4.24
RHVND				3.5	997	13.63	3.5	997	13.63	19.3	627	7.99
RHVNE	0.9	361	2.97	22.7	630	7.05	23.6	620	6.89	12.9	714	5.94
Frea Odin				59.4	201	2.77	59.4	201	2.77	92.1	198	4.26
R861A	14.0	159	7.94	7.3	122	9.63	21.3	146	8.52	19.2	185	6.53
R861B	8.8	376	17.62	9.1	290	14.77	17.8	332	16.17	13.0	296	9.36
R861C	40.3	593	9.74	133.2	429	6.03	173.6	467	6.89	10.1	379	5.36
R861D Kospi				53.1	676	10.94	53.1	676	10.94	18.5	785	14.28
Rayelen				6.7	220	2.30	6.7	220	2.30	97.6	218	2.22
R350	7.8	93	6.06	19.0	216	6.44	26.8	180	6.33	14.7	108	2.52
SIGFrea	24.5	432	5.41	0.7	470	7.66	25.2	433	5.47	0.2	647	11.43
R360Frea				45.6	318	4.68	45.6	318	4.68	26.0	282	4.72
R425				2.1	307	2.69	2.1	307	2.69	82.2	285	2.29
Additions to Existing Veins
Extension Ayelen										213.8	299	2.64
350S				62.5	94	3.21	62.5	94	3.21	1.5	55	2.26
360E				70.2	258	2.04	70.2	258	2.04	0.7	175	1.98
701 HVC										17.2	258	3.81
721 HVC	6.7	319	3.48	22.4	211	2.15	29.2	236	2.46
Benita				49.2	475	3.06	49.2	475	3.06	12.0	764	4.80
Chenque				16.7	203	2.03	16.7	203	2.03	40.6	371	4.03
Dalia				13.3	87	2.29	13.3	87	2.29	25.2	91	2.49
Noel	6.7	572	9.22	70.8	405	8.81	77.5	420	8.85	23.4	347	5.45
861E	53.3	646	6.00	94.5	470	4.06	147.8	533	4.76	5.4	482	5.05
861F				36.8	756	6.01	36.8	756	6.01	1.2	540	3.40
861G										41.8	403	4.41
New Veins
Antonella										240.2	210	4.64
Dos Lauras										198.2	228	2.56
Hera										120.6	204	2.82
Mara										55.3	197	2.54
Marta										136.5	139	2.53
Micaela										823.7	345	6.48
Pacha										45.7	105	2.21
Shala										33.3	293	2.80

Minera Andes Inc.
News Release 10-18 Page 5

Sofia										507.6	491	5.74
Total September 30, 2010	696.3	529	8.61	2,278.6	441	6.26	2,974.9	462	6.81	4,551.0	317	4.87
Total December 31, 2009	691.8	527	9.11	1,952.8	463	6.78	2,644.6	480	7.39	2,002.0	310	4.98
Percentage Change	1%	0%	-5%	17%	-5%	-8%	12%	-4%	-8%	127%	2%	-2%

*Contains 100 percent of the resources. Minera Andes’ attributable share of the reserves is 49%. Mineral Resources are inclusive of mineral reserves. Totals  may not sum exactly due to rounding.

Mineral Resources at 148 g/t AgEq Cut-Off* - Contained Gold and Silver Metals
Vein	Measured		Indicated		Measured & Indicated		Inferred
	Ag Oz	Au Oz	Ag Oz	Au Oz	Ag Oz	Au Oz	Ag Oz	Au Oz
	(000's)	(000's)	(000's)	(000's)	(000's)	(000's)	(000's)	(000's)
Existing Veins
Ayelen			1,722	20	1,722	20	4,512	50
Frea	2,158	59	880	39	3,038	98	783	48
HVS	1,527	32	462	8	1,989	40	426	8
Sigmoide HVS	73	1	17	0	90	2
HVC	683	7	360	4	1,044	12	603	7
HVN	824	10	1,341	14	2,164	24	612	7
Kospy	2,812	30	9,498	119	12,310	149	3,229	42
Odin	73	1	3,743	56	3,815	57	3,294	64
RHVS	91	1	370	5	460	6	326	3
RFrea	397	4	832	11	1,229	15	1,082	18
R483	214	3	471	5	686	8	12	0
R480E	283	2	430	4	713	6	22	0
RKospy	27	2	334	10	361	11	572	11
RHVN	1	0	1,310	19	1,311	19	204	3
RHVN A			14	0	14	0	196	2
RHVN B			22	0	22	0	124	1
RHVN C	50	1	723	10	773	10	197	2
RHVND			112	2	112	2	389	5
RHVNE	10	0	460	5	470	5	296	2
Frea Odin			383	5	383	5	588	13
R861A	72	4	29	2	100	6	114	4
R861B	106	5	84	4	190	9	124	4
R861C	770	13	1,839	26	2,609	38	123	2
R861D Kospi			1,154	19	1,154	19	467	8
Rayelen			47	0	47	0	685	7
R350	23	2	132	4	155	5	51	1
SIGFrea	340	4	10	0	350	4	4	0
R360Frea			467	7	467	7	236	4
R425			21	0	21	0	753	6
Additions to Existing Veins
Extension Ayelen							2,058	18
350S			189	6	189	6	3	0
360E			583	5	583	5	4	0
701 HVC							142	2
721 HVC	69	1	152	2	222	2
Benita			752	5	752	5	296	2
Chenque			109	1	109	1	484	5
Dalia			37	1	37	1	74	2
Noel	123	2	923	20	1,046	22	262	4
861E	1,108	10	1,427	12	2,535	23	84	1
861F			894	7	894	7	20	0
861G							541	6
New Veins
Antonella							1,622	36

Minera Andes Inc.
News Release 10-18 Page 6

Dos Lauras							1,451	16
Hera							790	11
Mara							351	5
Marta							611	11
Micaela							9,124	172
Pacha							154	3
Shala							314	3
Sofia							8,016	94
Total September 30, 2010	11,834	193	32,335	459	44,168	651	46,427	712
Total December 31, 2009	11,718	203	29,055	426	40,773	628	19,953	320
Percentage Change	1%	-5%	11%	8%	8%	4%	133%	122%
*Contains 100 percent of the resources. Minera Andes’ attributable share of the reserves is 49%. Mineral Resources are inclusive of mineral reserves. Totals may not sum exactly due to rounding.

Minera Andes Inc.
News Release 10-18 Page 7